

March 21, 2013

Via E-mail
Mario J. Gabelli
GAMCO Asset Management Inc.
One Corporate Center
Rye, New York 10580

> **Re:** **Myers Industries, Inc.**
> **Preliminary Proxy Statement on Schedule 14A Filed March 19, 2013**
> **by GAMCO Asset Management Inc., Mario J. Gabelli and Daniel R. Lee**
> **File No. 1-08524**

Dear Mr. Gabelli:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise us, with a view toward disclosure, why Gabelli Funds, LLC, MJG Associates, Inc., Gabelli Securities, Inc., Teton Advisors, Inc., GGCP, Inc. and GAMCO Investors, Inc. have not been named as participants in this solicitation with accompanying participant information required pursuant to Item 5(b) of Schedule 14A, considering they are the reporting persons identified on Amendment No. 36 to the Schedule 13D filed on February 22, 2013. To the extent that these additional persons are participants, please revise your Schedule 14A cover page to add them as persons filing the proxy statement. Refer to the Schedule 14A cover page in Exchange Act Rule 14a-101.

Proposal No. 1: Election of Directors, page 7

2. Refer to the following sentence on page 8: "Other than as stated herein, there are no arrangements or understandings between GAMCO or any of its affiliates of clients and the Nominee or any other person or persons pursuant to which the nomination of the Nominee

described herein is to be made, other than the consent by the Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting." Please revise the beginning of that sentence to cross-reference the "other" disclosure(s) to which you refer.

<u>Solicitation of Proxies, page 14</u>

3. We note your statement that proxies may be solicited by email, through the internet, by mail and by facsimile. Please be advised that all written soliciting materials must be filed under the cover of Schedule 14A. See Rule 14a-6(b). Please confirm your understanding in this regard.

4. We further note your statement that proxies may be solicited in person and by telephone. Please be advised that all written instructions, scripts or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation, whether the persons making the solicitation are third-party proxy solicitors or the participants themselves, must be filed under the cover of Schedule 14A. See Rule 14a-6(c). Please confirm your understanding in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions